                             February 16, 1998




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:     Andrew A. Gerber

     Re:  STATION CASINOS, INC. REGISTRATION STATEMENT
          ON FORM S-11 (REGISTRATION NO. 333-41735)

Ladies and Gentlemen:

     Station Casinos, Inc. (the "Company") hereby requests withdrawal of its Registration Statement on Form S-11 (Registration No. 333-41735), filed with the Commission on December 8, 1997. No securities have been sold pursuant to the Registration Statement.

     Please advise the undersigned and our counsel, Eric H. Schunk of Milbank, Tweed, Hadley & McCloy, 601 South Figueroa Street, 30th Floor, Los Angeles, California 90017, Telephone No. (213) 892-4436, Fax No. (213) 629-5063, of the effectiveness of the order granting the withdrawal of the Registration Statement.

                                                 Very truly yours,
                                                 Station Casinos, Inc.



                                                 /s/ GLENN C. CHRISTENSON
                                                 ---------------------------
                                                 By:    Glenn C. Christenson
                                                 Title: Chief Financial Officer